Exhibit 99.1

Genmab Announces Positive Phase 3 Results for Epcoritamab Plus Lenalidomide in Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma, Demonstrating Statistically Significant Improvement in Progression-Free Survival

Company Announcement

•Topline results from Phase 3 EPCORE® DLBCL-4 evaluating epcoritamab in combination with lenalidomide demonstrated statistically significant and clinically meaningful improvement in progression-free survival (PFS) in patients with relapsed/refractory (R/R) diffuse large B-cell lymphoma (DLBCL)
•EPCORE DLBCL-4 demonstrated improved PFS with a chemotherapy-free combination treatment regimen in patients with R/R DLBCL

COPENHAGEN, Denmark; June 29, 2026 – Genmab A/S (Nasdaq: GMAB) today announced topline results from the Phase 3 EPCORE DLBCL-4 trial evaluating the combination of fixed duration epcoritamab, a T-cell engaging bispecific antibody administered subcutaneously, and lenalidomide, compared to standard-of-care, rituximab plus gemcitabine plus oxaliplatin (R-GemOx), in adult patients with relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL) who received at least one prior line of treatment. Based on topline results, the trial met its primary objective, demonstrating statistically significant and clinically meaningful improvement in progression-free survival (PFS). The risk of disease progression and death was reduced by 60% (HR 0.40 [95% CI 0.30, 0.55]; p value < 0.0001) and 56% (HR 0.44 [95% CI 0.33, 0.60]; p value < 0.0001), based on different censoring rules in the U.S. and outside the U.S., respectively. The safety profile of epcoritamab when administered in combination with lenalidomide was consistent with the previously reported safety profiles of the individual agents (epcoritamab or lenalidomide).

“These topline results add to the growing evidence supporting the versatility of epcoritamab-based combinations, including fixed-duration epcoritamab, across lines of therapy for patients with relapsed or refractory large B-cell lymphoma who received at least one prior treatment,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “With each new combination and treatment setting, we are building on our vision for epcoritamab as a core therapy across B-cell malignancies. We look forward to engaging with regulatory authorities as we continue to advance this program.”

Genmab and AbbVie will engage global regulatory authorities. Data will be submitted for presentation at a future medical meeting.

About the EPCORE® DLBCL-4 Trial
EPCORE DLBCL-4 (NCT06508658) is a global Phase 3 open label, multi-center, randomized trial to evaluate the efficacy of epcoritamab (GEN3013, DuoBody®-CD3xCD20) in combination with lenalidomide compared to chemoimmunotherapy, rituximab plus gemcitabine plus oxaliplatin (R-GemOx), in adult patients with relapsed or refractory large B-cell lymphoma (LBCL), including patients with diffuse large B-cell lymphoma, not otherwise specified (DLBCL, NOS), high-grade B-Cell lymphoma (HGBL) with MYC and B-cell /lymphoma 2 (BCL2) and/or BCL6 rearrangements, follicular lymphoma grade 3B (FL3B), T-cell/histiocyte-rich large B-Cell lymphoma (TCHR LBLC), and Epstein-Barr Virus-positive diffuse large B-cell lymphoma (EBV+ DLBCL). Patients in the trial were previously treated with at least one line of systemic antineoplastic therapy including anti-CD20 mAb-containing combination chemotherapy, and failed or relapsed after, or were not a candidate for autologous stem cell transplantation (ASCT) and ineligible for or unable to receive CAR-T since DLBCL diagnosis. The trial started on August 13, 2024, and is ongoing.

More information on this trial can be found at https://clinicaltrials.gov/study/NCT06508658 (NCT: NCT06508658).

About Diffuse Large B-Cell Lymphoma
Diffuse large B-cell lymphoma (DLBCL) DLBCL is the most common type of non-Hodgkin lymphoma (NHL) worldwide, accounting for approximately 25-30 percent of all NHL cases.[i],[ii] In the U.S., there are

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Genmab Announces Positive Phase 3 Results for Epcoritamab Plus Lenalidomide in Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma, Demonstrating Statistically Significant Improvement in Progression-Free Survival

approximately 25,000 new cases of DLBCL diagnosed each year.[iii] DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men.[iv],[v] DLBCL is a fast-growing type of NHL, a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.iv,[vi]

About Epcoritamab
Epcoritamab is an IgG1-bispecific antibody created using Genmab's proprietary DuoBody® technology and administered subcutaneously. Genmab's DuoBody-CD3 technology is designed to direct cytotoxic T cells selectively to elicit an immune response toward target cell types. Epcoritamab is designed to simultaneously bind to CD3 on T cells and CD20 on B cells and induces T-cell-mediated killing of CD20+ cells.[vii]

Epcoritamab (approved under the brand name EPKINLY® in the U.S. and Japan, and TEPKINLY® in the EU) has received regulatory approval in certain lymphoma indications in more than 65 territories. Where approved, epcoritamab is a readily accessible therapy. Epcoritamab is being co-developed by Genmab and AbbVie as part of the companies' oncology collaboration. The companies will share commercial responsibilities in the U.S. and Japan, with AbbVie responsible for further global commercialization. Both companies will pursue additional international regulatory approvals for R/R FL indication and additional approvals for the R/R DLBCL indication.

Genmab and AbbVie continue to evaluate epcoritamab as a monotherapy, and in combination, across lines of therapy in a range of hematologic malignancies. This includes several ongoing Phase 3, open-label, randomized trials, among them a trial evaluating epcoritamab in combination with R-CHOP in adult patients with newly diagnosed DLBCL (NCT05578976) and a trial evaluating epcoritamab in combination with lenalidomide and rituximab (R2) compared to chemoimmunotherapy in patients with previously untreated FL (NCT06191744). The safety and efficacy of epcoritamab have not been established for these investigational uses. Please visit www.clinicaltrials.gov for more information.

Please see local country prescribing information for all labeled indication and safety information.

About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 32 Page 2/3 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Positive Phase 3 Results for Epcoritamab Plus Lenalidomide in Patients with Relapsed/Refractory Diffuse Large B-Cell Lymphoma, Demonstrating Statistically Significant Improvement in Progression-Free Survival

The Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in the Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

[i] Lymphoma Research Foundation. Diffuse Large B-Cell Lymphoma. Accessed February 2026. https://lymphoma.org/understanding-lymphoma/aboutlymphoma/nhl/dlbcl/
[ii] Padala, et al. Diffuse Large B-Cell Lymphoma. StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2024 Jan. 2023 Apr 24.
[iii] Leukemia and Lymphoma Society. Diffuse Large B-Cell Lymphoma (DLBCL). Accessed February 2026. https://www.lls.org/research/diffuse-large-b-cell-lymphoma-dlbcl
[iv] Sehn, et al. Diffuse Large B-Cell Lymphoma. N Engl J Med. 2021;384:842-858. doi: 10.1056/NEJMra2027612.
[v] Kanas, et al. Epidemiology of Diffuse Large B-Cell Lymphoma (DLBCL) and Follicular Lymphoma (FL) in the United States and Western Europe: Population-Level Projections for 2020-2025. Leuk Lymphoma. 2022;63(1):54-63. doi: 10.1080/10428194.2021.1975188.
[vi] Crump, et al. Outcomes in Refractory Diffuse Large B-Cell Lymphoma: Results From the International SCHOLAR-1 Study. Blood. 2017;130(16):1800-1808. doi: 10.1182/blood-2017-03-769620.
[vii] Engelberts PJ, Hiemstra IH, de Jong B, et al. DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing. EBioMedicine. 2020;52:102625. DOI: 10.1016/j.ebiom.2019.102625.

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